DD
6/26/13

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 11 2013
DIVISION OF TRADING & MARKETS

SECUR ON

13025616

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mazzone & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Fourteenth St., NE, Suite 2800, Office Tower at the Four Seasons
(No. and Street)

Atlanta (City) GA (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic C. Mazzone 404-931-8545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Gallivan Levesque P.C.
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway, Suite 200, Duluth (Address) (City) GA (State) 30097 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 7/2/13
LW 4/24

OATH OR AFFIRMATION

I, Dominic C. Mazzone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mazzone & Associates, Inc., as of January 28, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

SAMANTHA L NIESSE NOTARY PUBLIC COBB COUNTY, GEORGIA MY COMMISSION EXPIRES AUGUST 31, 2015

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZZONE & ASSOCIATES, INC.

FINANCIAL STATEMENTS
(PUBLIC)

For the Year Ended December 31, 2012

TABLE OF CONTENTS

Arnold Gallivan Levesque P.C.
Profit • Streamline • Resolve

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.aglpc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Mazzone & Associates, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mazzone & Associates, Inc. as of December 31, 2012. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial position in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial position that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial position based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial position. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial position, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial position in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial position. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of Mazzone and Associates, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Arnold Gallivan Levesque P.C.

Duluth, Georgia
January 23, 2013

MAZZONE & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

Cash and cash equivalents	$	64,416
Accounts receivable		757
Prepaid expenses		26,590
Property and equipment, net		9,272
Deposits		22,555
Total Assets	$	123,590

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	39,504
Total Liabilities		39,504
Shareholder's Equity:		
Common stock, $0.01 par value, 1,000 shares authorized; 450 shares issued and outstanding		5
Additional paid-in capital		64,995
Retained earnings		19,086
Total Shareholder's Equity		84,086
Total Liabilities and Shareholder's Equity	$	123,590

See accompanying notes to financial statements.

1. Organization and description of business

Mazzone & Associates, Inc. (the "Company"), is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides agency transactions, investment banking, mergers and acquisitions advisory, and corporate finance services including structuring debt to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few large transactions. Because of the nature of this business, the Company may experience long periods of time without closing a transaction. The Company, a Georgia corporation formed on February 2, 2007, is based in Atlanta, Georgia.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. Investment banking, investment advisory fees, and other advisory services

Investment banking revenues include fees and commissions, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment advisory fees include mergers and acquisitions transaction fees earned. Other advisory services include fees earned from providing merger and acquisition and financial advisory services. Investment banking, investment advisory fees, and other advisory services are recorded at the date of settlement or the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions are also recorded at the date of settlement.

c. Advertising costs

Advertising and promotion expenses are recognized as incurred. In 2012, the Company expensed advertising and marketing costs of approximately $50,000.

2. Summary of significant accounting policies (continued)

d. Income taxes

The Company has elected to be taxed as an S Corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its shareholder.

FASB ASC 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax provisions using the provisions of FASB ASC 450, *Contingencies.* Management believes there are no material estimates that should be accrued as of December 31, 2012. The Company is no longer subject to examination by taxing authorities for tax years prior to 2009.

e. Cash and cash equivalents

The Company considers all cash and money market investments with original maturities of three months or less to be cash equivalents.

f. Property and equipment

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of deprecation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture and fixtures, software, equipment, and vehicle are depreciated on a straight-line basis over five-year estimated useful lives.

g. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

h. Fair value of financial instruments

The Company determines the fair value of financial instruments in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The reported amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair values because of the short-term nature of these instruments.

2. Summary of significant accounting policies (continued)

i. Accounts receivables and bad debts

Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible, the receivables are charged to operations when that determination is made. Accounts receivable are generally due within thirty to sixty days of the invoice date and considered past due after the specified due date.

j. Subsequent events

The Company evaluates subsequent events in accordance with FASB ASC 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on January 23, 2013.

k. Recent accounting pronouncements

In June 2011, the FASB issued Accounting Standards Update (ASU) 2011-05, *Comprehensive Income – Presentation of Comprehensive Income,* which requires an entity to present the total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity.

3. Property and equipment

Property and equipment recorded at cost as of December 31, 2012, consists of the following classifications:

Equipment	$ 31,638
Furniture and fixtures	11,575
Software	1,214
Telephone system	2,188
	46,615
Less accumulated depreciation and amortization	37,343
Net property and equipment	$ 9,272

Depreciation expense charged to operations totaled $8,762 for the year ended December 31, 2012.

4. Operating leases

The Company has entered into noncancelable operating lease agreement during the year for office space that expires in 2018 with escalating monthly payments ranging from $3,648 to $8,459.

The Company has an operating lease agreement for a vehicle that began in September of 2010. The lease term is 36 months and payments are approximately $760 per month.

Vehicle and office rental expenses charged to operations under these lease agreements totaled approximately $98,000 for the year ended December 31, 2012.

As of December 31, 2012, minimum future payments required under the terms of the operating leases were as follows:

For the year ending December 31,		
2013	$	66,080
2014		91,089
2015		93,821
2016		96,636
2017		99,535
Thereafter		16,918
	$	464,079

5. Retirement plan

The Company has a simplified employee pension plan (SEP) for employees. Under the Plan, the Company makes discretionary contributions to traditional IRA accounts on behalf of eligible employees. Employees are 100% vested in all contributions. For the year ended December 31, 2012, the Company did not make a contribution to the Plan.

6. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2012, the Company has net capital of $24,912, which exceeds its requirement of $5,000 by $19,912.

7. Concentrations

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash deposits did not exceed the insured amount at December 31, 2012.

The Company is engaged in various agency and investment banking brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.